

SEC

20010340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMG Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

557 Oenoke Ridge

            (No. and Street)

New Canaan   CT   06840

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kaiser   203-354-4900

                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

        (Name – if individual, state last, first, middle name)

278 Rte 34   Matawan   NJ   07747

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 2 8 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kaiser _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMG Distributors, Inc. _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any ~~partner, proprietor, principal officer or director~~ has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 11 30 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMG DISTRIBUTORS, INC.

Financial Statements and Supplementary
Schedules Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934

DECEMBER 31, 2019

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2019

CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

· REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder
of FMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FMG Distributors, Inc. as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of FMG Distributors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FMG Distributors, Inc.'s management. Our responsibility is to express an opinion on FMG Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FMG Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of FMG Distributors, Inc. financial statements. The supplemental information is the responsibility of FMG Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

1

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, West Carbonella, CPA, P.C

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as FMG Distributors, Inc. auditor since 2018.
Matawan, NJ
February 26, 2020

ASSETS

Current Assets:		
Cash	$	20,868
Flex Funding Account (FINRA)		501
Accounts Receivable		20,779
Prepaid Expenses		1,025
Total Current Assets		43,173
TOTAL ASSETS	$	43,173

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses	$	9,750
Total Current Liabilities		9,750
Stockholder's Equity:		
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding		8,000
Additional paid-in capital		33,040
Accumulated loss		(7,617)
Total Stockholder's Equity		33,423
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	43,173

FMG DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Commissions	$	270,828
Interest income		196
Total Revenues		271,024
Expenses:		
Administrative fees		250,000
Professional fees		13,393
Regulatory fees		2,975
Total Expenses		266,368
Income before income taxes		4,656
Income taxes		664
Net income	$	3,992

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Loss	Total
Stockholder's equity, beginning of year	$ 8,000	$ 33,040	$ (11,609)	$ 29,431
Contributed capital	-	-	-	-
Net income	-	-	3,992	3,992
Stockholder's equity, end of year	$ 8,000	$ 33,040	$ (7,617)	$ 33,423

Cash Flows From Operating Activities:

Net income	$ 3,992
Increase in current assets	(2,549)
Increase in payables	3,300
Net Cash Provided By Operating Activities	4,743

Cash Flows From Financing Activities:

Capital contributions	-
Net Cash Provided By Financing Activities	-
Net Increase In Cash	4,743
Cash - Beginning of year	17,110
Cash - End of year	$ 21,853

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$ 664

NOTE 1 - NATURE OF OPERATIONS

FMG Distributors, Inc. (the "Company") is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are shown net of a reserve for bad debts.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition

The Company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identity the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Significant Judgments

Revenue from contracts with customers includes commission income and fees from mutual funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue and Execution and Clearing Costs

The Company buys and sells mutual funds on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Disaggregation of revenue, for the year ended December 31, 2019, can be found on the accompanying statement of operations.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2019, the Company had net capital of $11,118 which exceeds requirements by $6,118. The Company's net capital ratio was .88 to 1.00

NOTE 5 - FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC 820, are used to measure fair value.

NOTE 5 - FAIR VALUE HIERARCHY (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's management at the year-end has reviewed their assets and liabilities and in their opinion the book value is the same as estimated fair value at December 31, 2019.

NOTE 6 - INCOME TAXES

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2019, the Company does not believe that it has taken any positions that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. As of December 31, 2019, tax years dating back to 2016 remain open for examination by both federal and state taxing authorities.

As of December 31, 2019, the Company has Federal net operating loss carryovers of $27,064 expiring at various times through 2030. This tax benefit can only be realized if there is sufficient future taxable income. Due to uncertainty regarding the Company's future taxable income, a valuation allowance has been recorded to reduce the deferred tax asset to $0.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2020 the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 26, 2020 that would require adjustment or disclosure in the financial statements.

FMG DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 33,423
Deductions and/or charges	
Non-allowable assets	(22,305)
Net capital	$ 11,118

COMPUTATION OF AGGREGATED INDEBTEDNESS

Accounts payable and accrued expenses	$ 9,750
Aggregate indebtedness	$ 9,750

COMPUTATION OF BASICE NET CAPITAL REQUIREMENT

Minimum net capital required:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 6,118
Percentage of aggregate indebtedness to net capital	87.70%
Ratio: Aggregate indebtedness to net capital	.88 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A as of December 31, 2019.

FMG DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Company claimed an exception from 17 C.F.R. paragraph 240.15c3-3 under the following provisions of 17 C.F.R. paragraph 240.15c3.3 (k)(1) and met the identified exemption provisions throughout the most recent fiscal year without exception

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder
of FMG Distributors Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) FMG Distributors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FMG Distributors Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) FMG Distributors Inc. stated that FMG Distributors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FMG Distributors Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMG Distributors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 26, 2020

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

13

FMG Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception

FMG DISTRIBUTORS, INC.

_____
Signature

_____
Title

February 26, 2020